SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release dated January 13, 2005, entitled, “New Organization Structure for Repsol YPF.”

Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 13 January 2005

No of pages: 5

NEW ORGANIZATION STRUCTURE FOR REPSOL YPF

CENTERED ON THREE BASIC BUSINESS AREAS: UPSTREAM, DOWNSTREAM AND LATIN AMERICA

The multinational energy company Repsol YPF announced today its new organizational structure, which is designed to enable the elaboration and attainment of the objectives in the company’s upcoming Strategic Plan. Repsol YPF’s new organigram, under the leadership of its Chairman and Chief Executive Officer, Antonio Brufau, responds to the following four key points:

1.	Orientate and move organization closer to markets

2.	Decentralize and speed up decision-making process

3.	Establish direct responsibility for managers to earnings

4.	Increase efficiency and reduce weight of corporate areas

The new organization emphasizes the company’s major managerial priorities: the business areas of Exploration, Production and LNG (Upstream), and those of Refining, Marketing, Chemicals and LPG (Downstream), as well as its leading position in Latin America, where 50% of Repsol YPF’s assets are concentrated. In particular, the company will strengthen its management and institutional presence in Argentina, given the special relevance that country has for Repsol YPF.

Therefore, the new organigram creates three large Strategic Business Areas, directed by professionals who have many years of experience inside the company, and who will be completely responsible with respect to earnings. At the same time, the Corporate Center of the company will be streamlined.

STRATEGIC BUSINESS AREAS

1.	Executive Director for Corporate Division of Argentina, Brazil and Bolivia, Enrique Locutura, who until recently was Gas Natural’s Chief Executive Officer, will be responsible for the integrated chain of value (exploration, production, refining, logistics, marketing and chemicals) in the said countries. Locutura will, besides being the maximum person responsible for the earnings of the mentioned geographical region, assume the institutional representation of Repsol YPF in Argentina.

The creation of this division, which will have five business areas, as well as the support functions necessary to realize an integral management, reflects the importance of this geographical area for Repsol YPF.

2.	Executive Director for Corporate Division of Upstream, Nemesio Fernández-Cuesta, will lead the division that will be the principal vector of growth for the company in the upcoming Strategic Plan. He will have direct responsibility for the businesses of exploration and production (except for Argentina, Brazil and Bolivia), as well as those of midstream and marketing of LNG on a worldwide scale.

The regional managing of the operations for this division will be realized via the areas of Spain and North Africa, USA-Mexico, Caribbean, Pacific and Rest of the World.

3.	Executive Director for Corporate Division of Downstream, Pedro Fernández Frial, will manage the business portfolios of refining, marketing and chemicals in Europe and the rest of the world, as well as the worldwide activities of LPG, trading and transport.

This division will have six business areas: Refining Spain, Marketing Europe, Refining and Marketing Rest of World (Peru, Ecuador and Chile), Chemicals Europe and Rest of World, LPG Worldwide, and Transport and Trading Worldwide.

Corporate Center

The new organization of Repsol YPF, which simplifies the company’s old corporate structure, transfers to the business areas the functions and resources linked to planning and budgets, and has five divisions:

•	Executive Director for Corporate Division of Secretary General, Luis Suárez de Lezo, will be responsible for, besides the Secretary for the Board of Directors, the Division of Legal Affairs (Rafael Piqueras) and the area of managing patrimony, amongst others.

•	Executive Director for Corporate Division of Economic-Financial Affairs, Fernando Ramírez, will integrate financial management, investor relations and the elaboration of all economic information (Luis Mañas), as well as the systems for information, engineering, environment, technology, contracts, and security (Cristina Sanz), as well as the area related to taxes.

•	Executive Director for Corporate Division of Management And Development Control, Miguel Martínez, will provide support to the Chairman and the Executive Committee, and will be a key element in monitoring that the performance of the business areas are in line with the company’s culture of efficiency and responsibility. The new corporate division will be responsible for the areas of Management Control, Corporate Strategy and Development, and Research Services.

•	Executive Director for Corporate Division of Human Resources, Jesús Fernández de la Vega, will center activities around the definition of the organization’s policies, development, planning and remuneration, as well as providing support with respect to the operative management of human resources in the business areas.

•	Executive Director for Corporate Division of Communication and Chairman’s Office, under the leadership of Jaume Giró, will be responsible for the company’s external relations, publicity, sponsorships, branding and brandname, and institutional affairs.

Committees and Management Change

The new organization simplifies and streamlines the structure of the company’s committees, reduces collective decision-making, and favors that of taking direct responsibilities. The new organigram, which is more agile and orientated to the market, reduces the number of committees to four. These committees will be presided over by Antonio Brufau and will meet alternatively in Spain and Argentina.

•	Executive Committee. Includes the Chairman and Chief Executive Officer and the eight Executive Directors who report to the Chairman and Chief Executive Officer, as well as the Corporate Financial Director, Luis Mañas, and constitutes the highest level of management. This committee is responsible for defining strategy and monitoring the company’s operations.

•	Worldwide Exploration and Production Committee. Has as its objective the coordination of Exploration and Production activities, which requires an integrated vision of the company, as well as global planning with respect to the company’s technical and human resources.

•	Worldwide Downstream Committee. Has the mission to assure synergies in the company’s downstream businesses, and to approve key policies to ensure its development and to guarantee the transfer of knowledge and best practices.

•	Human Resources Committee. Its primary function is the discussion and monitoring of the Human Resources policies, with the objective to make all assets and talents available to meet Repsol YPF’s strategy, and at the same time reinforcing the organization’s goal of placing a high value on people.

In this new organizational structure, an Office of Management Change will be created and which will have the purpose of activating principals of efficiency and responsibility throughout the entire organization. This Office, under the Corporate Division of Human Resources, will periodically report to the Executive Committee on the progress with respect to this process.

Strengthen functions of Board of Directors

In line with the best corporate governance practices, Repsol YPF will strengthen the controls of Repsol YPF’s Board of Directors. The Company’s Chairman and Chief Executive Officer, Antonio Brufau, has proposed that the Auditing Committee and the Control of the Board of Directors will receive complete and independent information with respect to the areas of Auditing, Control of Reserves and Security and Environment. With these measures, Repsol YPF will be in the vanguard of the world’s largest energy companies in its application of good corporate governance practices.

Repsol YPF and CLH

Repsol YPF will propose in the next meeting of Compañia Logistica de Hidrocarburos’ (CLH) board of directors that Ramón Blanco Balín be named as Chairman and Chief Executive Officer of that company. Until recently, Ramón Blanco was Repsol YPF’s chief operating officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: January 14, 2005	By:	/s/ Luis Mañas
		Name:	Luis Mañas
		Title:	Chief Financial Officer